SMIC Successfully Develops 0.11 Micron CIS Process Technology

Shanghai [2008-10-23]

SHANGHAI, China, Oct. 23— Semiconductor Manufacturing International Corporation (“SMIC”; NYSE: SMI; SEHK: 0981.HK), one of the leading semiconductor foundries in the world, today announced that it has successfully developed a 0.11 micron CMOS image sensor (CIS) process technology. With this new production process, SMIC-manufactured CIS devices exhibit improved resolution, low noise, and enhanced image contrast for high performance CMOS imager applications.

SMIC offers complete CIS foundry service in China, and its CIS 0.11um capability builds on its extensive experience in the field, giving customers a leading edge solution at competitive costs while complementing its existing 0.18um and 0.15um CIS technologies. The 0.11um CIS technology, available with both aluminium and copper backend metallization, for highly integrated, high density CIS solutions, is ideal for a wide range of applications, including camera phones, computer cameras, and industrial and security monitoring devices. SMIC has begun pilot production for customers to take full advantage of this proven technology, which can be manufactured on 200mm and 300mm wafers.

Paul Ouyang, SMIC vice president of marketing and sales said, “Using optimized process conditions, we’ve successfully reduced dark noise, enabling performance in low light environments. These features deliver to our customers a high performance product at a reasonable cost, which allows them to enhance their competitiveness and gain leading positions in an ever-growing CIS market.”

About SMIC
Semiconductor Manufacturing International Corporation (“SMIC”; NYSE: SMI; SEHK: 981) is one of the leading semiconductor foundries in the world and the largest and most advanced foundry in Mainland China, providing integrated circuit (IC) manufacturing service at 0.35 micron to 65 nanometer and finer line technologies. Headquartered in Shanghai, China, SMIC has a 300-millimeter wafer fabrication facility (fab) and three 200 mm wafer fabs in its Shanghai mega-fab, two 300 mm wafer fabs in its Beijing mega-fab, a 200 mm wafer fab in Tianjin, and an in-house assembly and testing facility in Chengdu. SMIC also has customer service and marketing offices in the U.S., Europe, and Japan, and a representative office in Hong Kong. In addition, SMIC manages and operates a 200 mm wafer fab in Chengdu owned by Cension Semiconductor Manufacturing Corporation and a 300 mm wafer fab in Wuhan owned by Wuhan Xinxin Semiconductor Manufacturing Corporation. For more information, please visit http://www.smics.com .

For more information, please contact:

SMIC Shanghai
Peter Lin
Public Relations
Tel: +86-21-5080-2000 ext. 12349
Email: Peter_LHH@smics.com

SMIC Shanghai
Angela Miao
Public Relations
Tel: +86-21-5080-2000 ext. 10088
Email: Angela_Miao@smics.com